Filed pursuant to Rule 433
Registration Statement No. 333-161470

THE HOME DEPOT ANNOUNCES $2 BILLION SENIOR NOTE ISSUANCE AND

$1 BILLION ACCELERATED SHARE REPURCHASE PROGRAM

ATLANTA, March 28, 2011 – The Home Depot®, the world’s largest home improvement retailer, today announced the pricing of a $2 billion senior note issuance. Net proceeds from the financing will be used to refinance $1 billion of senior notes that came due in March 2011 and to repurchase $1 billion of outstanding shares through an accelerated share repurchase program with Barclays Capital. The accelerated share repurchase is in addition to the Company’s previously announced intention to repurchase approximately $2.5 billion of outstanding shares throughout 2011 using excess cash generated by the business.

“Creating strong shareholder value is a priority, and we are committed to returning capital to our shareholders in the form of dividends and share repurchases,” said Frank Blake, chairman and CEO. “2010 was the first year of positive sales growth since 2006 and our business continues to stabilize. As such, we elected to take advantage of the attractive interest rate environment and raise incremental debt capital to be used for share repurchases.”

In February 2011, the Company announced a six percent increase in its quarterly cash dividend to 25 cents per share. The Company launched its stock repurchase program in 2002 and cumulatively through the end of fiscal 2010 had purchased approximately $30.1 billion of its outstanding common stock. As of the end of fiscal 2010, the Company had $9.9 billion remaining in its share repurchase authorization.

The Company reiterated its sales and earnings per share guidance for fiscal 2011 where it expects sales to be up approximately 2.5% for the year and diluted earnings per share from continuing operations to be up approximately 9.5% to $2.20, excluding the impact of share repurchases.

The Home Depot is the world’s largest home improvement specialty retailer, with 2,244 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, Guam, 10 Canadian provinces, Mexico and China. In fiscal 2010, The Home Depot had sales of $68.0 billion and earnings from continuing operations of $3.3 billion. The Company employs more than 300,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index.

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Certain statements contained herein constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to, among other things, the demand for our products and services, net sales growth, comparable

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store sales, state of the economy, state of the residential construction, housing and home improvement markets, state of the credit markets, including mortgages, home equity loans and consumer credit, inventory and in-stock positions, commodity price inflation and deflation, implementation of store initiatives, implementation of supply chain initiatives, continuation of reinvestment plans, net earnings performance, earnings per share, stock-based compensation expense, capital allocation and expenditures, liquidity, the effect of adopting certain accounting standards, return on invested capital, management of our purchasing or customer credit policies, the effect of accounting charges, the planned recapitalization of the Company and the timing of its completion, the ability to issue debt on terms and at rates acceptable to us, store openings and closures, expense leverage, fiscal 2011 guidance and financial outlook. Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You are cautioned not to place undue reliance on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties - many of which are beyond our control or are currently unknown to us - as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include but are not limited to those described in Item1A, “Risk Factors,” and elsewhere in our Annual Report on Form 10-K for our fiscal year ended January 30, 2011.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission.

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The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Credit Suisse Securities (USA) LLC, Prospectus Department, toll-free at 1-800-221-1037, (ii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (iii) Goldman, Sachs & Co., Prospectus Department, toll-free at 1-866-471-2526, by facsimile at 212-902-9316 or by e-mailing prospectus-ny@ny.email.gs.com, (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (v) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by e-mailing dg.prospectus_requests@baml.com.

For more information, contact:

News Media Ron DeFeo Sr. Director of Corporate Communications 770-384-3179 Ron_defeo@homedepot.com	Financial Community Diane Dayhoff Vice President of Investor Relations 770-384-2666 Diane_dayhoff@homedepot.com